Kellie Kim

Ruari Regan

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

August 5, 2024

Re:	YSMD, LLC

Offering Statement on Form 1-A

Post Qualification Amendment No. 11

Filed July 19, 2024

File No. 024-12008

Dear Ms. Kim and Mr. Regan:

We acknowledge receipt of comments in your letter of August 2, 2024 regarding the Offering Statement of YSMD, LLC (the “Company”), which we have set out below, together with our responses.

Post Qualification Amendment on Form 1-A Plan of Operations, page 46

1.	Refer to prior comment 4. We note you continue to reference fully subscribed equity subscriptions and subscriptions receiveable. Please explain these terms clearly. Also explain how these amounts correspond to “amounts” raised as disclosed on page 46.

Response: The Company has subscriptions for its Series interests of $1,302,012.00 as of June 30, 2024. In the Company’s financial statements and in accordance with applicable accounting standards, the subscription receivable number reported in the financial statement were the subscription held in a North Capital escrow account, as subscription receivables. For clarity we have removed the term “fully subscribed

If you have additional comments or questions, please feel free to contact me at jill@crowdchecklaw.com.

Sincerely,

/s/ Jill Wallach

Jill Wallach

Counsel

CrowdCheck Law LLP

Cc:	Shannon Menjivar, Securities and Exchange Commission

Pam Long, Securities and Exchange Commission

Qian Wang, YSMD, LLC